UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7). Yes  ☐    No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SDLP – Seadrill Partners LLC Announces Emergence from Chapter 11

London, May 24, 2021 – Seadrill Partners LLC (“Seadrill” or the “Company”) announces today (the “Effective Date”) that it has emerged from Chapter 11 after successfully completing its reorganization pursuant to its Chapter 11 plan of reorganization (the “Plan”). All conditions precedent to the restructuring contemplated by the Plan have been satisfied or otherwise waived.

The Plan has equitized approximately $2.8 billion in funded debt obligations, leaving the Company debt free on emergence. As part of the Plan, New Management Services Agreements were entered into for the management of the Company’s offshore drilling units and a Transition Services Agreement was agreed to with the Company’s prior manager that provides for a safe and efficient transition. Additionally, the Plan has resolved all potential claims against the Company alleged by related parties, secured and unsecured creditors.

The Plan leaves the Company well positioned to secure drilling contracts and invest in its high specification ultra-deepwater, harsh environment and tender rig fleet going forward.

Issuance of Shares of the New Common Stock

On the Effective Date, existing equity interests in the Company will be canceled, released, and extinguished and will be of no further force or effect. The Company will issue 20 million shares of the New Common Stock, which will be allocated as set forth below, in accordance with provisions of the Plan and issued on the Effective Date:

•	31.8% of the New Common Stock held by holders of super senior term loan claims against the Company and certain of its Chapter 11 debtor affiliates; and

•	68.2% of the New Common Stock held by holders of TLB secured claims against the Company and certain of its Chapter 11 debtor affiliates.

Any questions regarding these distributions should be directed to the Company’s claims and noticing agent, Prime Clerk, at the numbers provided below.

New Board of Directors

In accordance with the Plan, a newly constituted Board of Directors of the Company was appointed today, consisting of Steven L. Newman (CEO/Director), Alan S. Bigman, John Bishop, Daniel C. Herz, and N. John Lancaster, Jr.

The Company was principally advised by Kirkland & Ellis LLP, Sheppard, Mullin, Richter, & Hampton LLP, Jackson Walker LLP, M3 Advisory Partners, LP, and Evercore Group L.L.C.

CONTACT:

Prime Clerk

US and Canada Toll Free: 877-329-1894

International: 347-919-5756

Email: seadrillpartnersinfo@primeclerk.com

FORWARD LOOKING STATEMENTS

This current report on Form 6-K includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this current report on Form 6-K. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 001-35704). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: May 25, 2021	By:	/s/ John T. Roche
	Name:	John T. Roche
	Title:	Authorized Signatory